04015853

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53588

SEC MAIL RECEIVED PROCESSING MAR - 1 2004 WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Asset Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Main Street
(No. and Street)

Gladstone (City) NJ (State) 07934 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Mell (908) 234-1685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weeks Holderbuam DeGraw & Nadkarni, LLP
(Name – *if individual, state last, first, middle name*)

1011 Route 22 West, Suite 100 (Address) Bridgewater, (City) NJ (State) 08807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VK 3/18/04

AH 3/14/2004 **

AH 3.25.2004

OATH OR AFFIRMATION

I, Peter C. Mell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Asset Management, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWINA M. WONG
NOTARY PUBLIC
MY COMMISSION EXPIRES
OCTOBER 5, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

HUNTER ASSET MANAGEMENT, LLC
TABLE OF CONTENTS

WEEKS
HOLDERBAUM
DEGRAW &
NADKARNI, LLP
Certified Public Accountants

JAMES F. WEEKS, CPA
KIRK V. HOLDERBAUM, CPA
KENNETH J. DEGRAW, CPA, CFP, PFS
SHRIKANT M. NADKARNI, CPA, CVA

INDEPENDENT AUDITORS' REPORT

To the Member
Hunter Asset Management, LLC
Gladstone, New Jersey

We have audited the accompanying statement of financial condition of Hunter Asset Management, LLC as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hunter Asset Management, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weeks Holderbaum DeGraw & Nadkarni, LLP

Bridgewater, New Jersey
February 3, 2004

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: whdn@whdn.com

HUNTER ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Cash and cash equivalents	$	30,508
Deposit with clearing organization		100,039
Securities owned – municipal bonds		4,800
Property and equipment –net		3,805
Due from parent		47,331
Other assets		1,782
TOTAL ASSETS	$	188,265
LIABILITIES AND MEMBER'S EQUITY		
Liability:		
Accrued expenses	$	12,477
Member's Equity		175,788
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	188,265

The Accompanying Notes are an Integral Part of this Financial Statement

HUNTER ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENT

Note 1 – Business and Summary of Significant Accounting Policies

The Company

Hunter Asset Management, LLC (the "Company") is a limited liability company formed under the laws of the State of New Jersey on August 10, 2001 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company primarily buys and sells municipal bonds for its own account and customer accounts. The Company is a wholly owned subsidiary of PCM Investors, LLC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

Property and equipment are stated at cost. Depreciation is computed on the double-declining balance method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Computer equipment	3
Office equipment	5

Income Taxes

The Company is a single member limited liability Company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return. As a result, no provision for income taxes is reflected in these financial statements.

Note 2 – Deposit with Clearing Organization

The Company is required to maintain a deposit of $100,000 with its clearing broker. The deposit bears interest at prevailing rates, which was approximately 0.4% at December 31, 2003.

HUNTER ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENT

Note 3 – Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2003:

Office furniture and equipment	$	7,091
Less: Accumulated depreciation		(3,286)
Property and Equipment - Net	$	3,805

Depreciation expense charged to operations amounted to $1,639 for the year ended December 31, 2003.

Note 4 – Payable to Clearing Broker

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis any amounts payable to the clearing broker relate to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 5 – Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of $122,150 and $100,000, respectively. The Company's net capital ratio was .10 to 1.

Note 6 – Related Party Transactions

The Company occupies office space on a month to month basis from PCM Investors, LLC, its sole member. Although a formalized lease agreement does not exist, the minimum annual rent is expected to be $8,000. At December 31, 2003, the Company was due $47,331 from its parent for unsecured non-interest bearing advances.

In addition, the Company engages in security transactions with its parent. In 2003, trading gains realized in transactions with its parent, totaled approximately $46,000.

Note 7 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

WEEKS
HOLDERBAUM
DEGRAW &
NADKARNI, LLP
Certified Public Accountants

JAMES F. WEEKS, CPA
KIRK V. HOLDERBAUM, CPA
KENNETH J. DEGRAW, CPA, CFP, PFS
SHRIKANT M. NADKARNI, CPA, CVA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Hunter Asset Management, LLC
Gladstone, New Jersey

In planning and performing our audit of the statement of financial condition of Hunter Asset Management, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. The recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: whdn@whdn.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Hunter Asset management, LLC for the year ended December 31, 2003, and this report does not affect our report thereon dated February 3, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weeks Holderbaum DeShaw & Nottarni, LLP

Bridgewater, New Jersey
February 3, 2004